UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41585

Sitio Royalties Corp.

(Exact name of Issuer as specified in its charter)

1401 Lawrence Street, Suite 1750

Denver, Colorado 80202

(720) 640-7620

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to purchase Class A common stock

(Title of each class of securities covered by this Form)

Class A common stock, par value $0.0001 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Sitio Royalties Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 24, 2023	By:	/s/ Brett Riesenfeld
		Name:	Brett Riesenfeld
		Title:	Executive Vice President, General Counsel and Secretary